

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2010

Via Facsimile and U.S. Mail

David G. DeWalt
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

   Re: McAfee, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed May 10, 2010
     File No. 001-31216

Dear Mr. DeWalt:

   We have completed our review of your filing and have no further comments at this time on the specific issues raised.

           Sincerely,

           Katherine Wray
           Staff Attorney